GOLDEN HOPE MINES LIMITED

Suite 1320, 4 King Street West
Toronto, Ontario
M5H 1B6

82-03023
File No. ~~82-4991~~

TSX Venture Exchange – GNH
OTC (pink sheets) - GOLHF
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES – BELLECHASSE GOLD PROJECT

January 12, 2007

Sampling Program

A program of large-diameter drilling began on the Timmins gold prospect October 12, 2006 and was completed October 30, 2006.

700 meters (2,330 feet) of 153mm (6 inches) diameter drilling in 19 holes gave 628 samples for processing. The total weight of samples is approximately 33 tons. Processing of these samples is in progress using preparation laboratory facilities set up by the company in its warehouse in Ste. Magloire, 6 km (3.7 miles) from the property. Analytical services are being provided by Eastern Analytical Limited, Springdale, Newfoundland. The processing of samples will continue during January, 2007.

Exploration in the Bellechasse Area

The Company's claim group covers 21,390 hectares (53,425 acres) in a belt of sedimentary rock that is known to host gold and base metal deposits and is the source of the alluvial gold first mined in the early 1800's from the Chaudiere River. The property contains multiple known zones, in addition to the Timmins area, where base and precious metal mineralization has been found in the past and warrants further exploration.

Golden Hope Mines has retained GRP from Longueuil, Quebec to do airborne geophysical surveying that will begin in January, 2007 using helicopter-mounted magnetic and VLF-EM equipment. The survey will begin over the known mineralized zones and cover favorable stratigraphy to the east and to the west. The results of the airborne geophysical surveys will guide follow-up exploration on additional zones of interest during the 2007 exploration season.

The Champagne zone: a partially drilled defined base metal and gold deposit lies within the claim group about 6 km (3.7 miles) north of the Timmins Zone. Previous work suggests a resource (non-43-101 compliant) of slightly more than 250,000 tonnes containing 2.7% Zn,

dlw 1/24

2.4g/t Au, plus copper, lead, and silver. The Champagne Deposit is open along strike and down-dip. A second lens with similar mineralization and grade was intersected by drilling in 1991-92 approximately 550m (1,800 feet) to the west. The Champagne deposit stratigraphy extends east and west through the claim group for approximately 20 km (12.5 miles). Golden Hope Mines intends to further explore this area with a diamond drilling program.

Exploration of the Property in Maine, USA

Preparation for a spring-time exploration program will begin in January with data organization and surveying.

Golden Hope Mines is fully financed and intends to aggressively pursue its exploration programs.

James E. Tilsley, P.Eng is acting as the qualified person (QP) for Golden Hope Mines Ltd in compliance with National Instrument 43-101 and has reviewed the technical contents of this release.

ON BEHALF OF THE BOARD

"Peter H. Smith"

PETER H. SMITH
Director, V.P. Exploration

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 *or*
Mr. Louis Hoel: (416)521-6362 *or* visit **www.goldenhopemines.com**